China Linen
中国亚麻

Corporate Presentation

CHINA LINEN TEXTILE INDUSTRY, LTD.

OTCBB: CTXIF

China Linen 中国亚麻

Safe Harbor Statement

Statements in this presentation may be "forward-looking statements" within the meaning of federal securities laws. You can identify these forward-looking statements by terminology such as "will"," expects", "anticipates", "estimates", "plans", "future", "intends", "believes" and similar statements. The matters discussed herein that are forward-looking statements are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Forward-looking statements involve risks and uncertainties that may cause actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition expressed or implied in any forward-looking statements. Such factors include, but are not limited to the company's ability to complete product orders, coordinate product design with its customers, ability to expand and grow its distribution channels, political and economic factors in the People's Republic of China, the Company's ability to find attractive acquisition candidates, dependence on a limited number of larger customers and other factors detailed in the Company's filings with the Securities and Exchange Commission. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous potential risks and uncertainties. Forward-looking statements made during this presentation speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this presentation.

Because forward-looking statements are subject to risks and uncertainties, we caution you not to place undue reliance on any forward-looking statements. All written or oral forward-looking statements by the Company or persons acting on its behalf are qualified by these cautionary statements.

We undertake no obligation to publicly update or revise any forward-looking statements or other information or data contained in this presentation, whether to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any such statements are based or otherwise.

China Linen 中国亚麻

Contents

China Linen
中国亚麻

1. Equity Snapshot

- China Linen Textile Industry, Ltd. a leading manufacturer of high quality linen products.
- Ranking among top 500 China's textile and apparel enterprises, as well as the top 28 in the linen textile industry.

Ticker	OTC BB:CTXIF
Current Price	$ 1.56
Market Cap	$31.5M
Shares Outstanding	20.1M
Float	11.1M
52-Week Range	$0.15-$1.89
Revenue(ttm)	$30.1M
EPS(ttm)	$ 0.3
Cash(mrg)	$232M
Price/Earnings	5.3x
Price/Sales(ttm)	1.05x
Inside Ownership	45%
Fiscal Year End	2009-12-31

Data as of February 19, 2010

2. Investment Highlights



- China ranks the first in the world in the production and trade of linen textile products.
- China launched a RMB 4 trillion (US 588 billion) economy stimulus plan, and the government has listed its textile industry as pillar in the plan, which is also the core industry with obvious competition advantages in the world.
- The company is a leading manufacturer of fine linen in China.
- Unique technologies for linen textile scouring and for manufacturing middle and high end products with low-cost raw materials
- Strong market demand with high margin product
- Cost of production is 15% lower than that of competitors in other developed countries or newly industrializing economies.
- The company is seeking to increase revenues and profits through the expansion of industry chain
- Mr. Gao, Chairman /CEO of the company, holds the positions of a deputy to Heilongjiang Province People's Congress and a director of China Linen Textile Association, with extensive industry experience.

3. Company Profile


FX402



- A manufacturer and distributor of a full range of linen products
- Located in Lanxi County known as "Homeland of Flax in China" and "Famous Textile Town" with 120 years of history in the production of linen products
- Covering a land area of 52,000 square meters
- 1,500 employees, among whom, 110 technicians, 25 researchers, and 300 talents with college diploma
- Owning advanced spinning and weaving production equipment, through which 50 types of yarn and 110 types of linen fabrics are produced
- Established long-term R&D cooperative partnership with the Donghua University
- One provincial enterprise technological center with the title of the "Heilongjiang Provincial Linen New Products R&D Center". for the product research achievement.
- Unequaled management team with extensive knowledge, experience and vision

3. Company Profile

The world's advanced equipment with a production capacity of 1,600 tons of flax spinning and 8 million meters fabric











China Linen 中国亚麻

3. Company Profile

The spacious and grand company with clean and warm staff dormitory









3. Company Profile

Full range of linen products with
50 types of linen yarn
And 110 varieties of linen fabric and
products

















China Linen 中国亚麻

4. Management Team

Mr. Gao Ren
Chairman/CEO
46

- Graduated from the EMBA Program of Tsinghua University, he has been the Chairman since 2002. Mr. Gao is a Deputy to the Heilongjiang Province People's Congress and has been granted the "National Entrepreneur with Honesty in Business" award, the "China Enterprise New Man of the Year" award, the "Entrepreneur with Honesty in China Textile Industry Business" award and the "Model Worker of National Textile Industry" award.

Ms. James
Shaofeng Qi/CFO
51

- Now acts as CFO of the company. He has worked as CFO of China Sunergy Co., Ltd listed on NASDAQ, and served in Tiens Group Company as the global finance director, and helped its subsidiary, Tiens Biotech Group (USA), Inc., list on NYSE – AMEX. Also served as CFO and senior financial consultant of the China operation department of Delta and Pine Land Company listed on NYSE. Mr. Qi received his honored doctorate degree from Lincoln University and MBA degree from Wayne State University. He is a member of U.S. Institute of Management Accountants since 2000 and member of the Australian National Institute of Accountants since 2005.

Mr. Ma Yongfeng
General Manager
49

- Graduated from CEO Program of Tsinghua University. Formerly served as general accountant and financial officer of Heilongjiang Lanxi Linen Textile Industry United General Corp.. And now acts as General Manager of Heilongjiang Lanxi Sunrise Linen Textile Industry Co., Ltd.

Mr. Zhao Chunfu
Secretary of the Board
46

- Senior engineer and a graduate of North-East Heavy Machinery Institute. He was Branch Factory Director, Technology Innovation Director and Manager of Import and Export Department of Heilongjiang Lanxi Linen Textile Industry United General Corporation, and Section Chief of Maintenance Operation Department of Xinlong Holding Group Co., Ltd.

5. Company Honors



二OO五年度发展非公有制经济
十强企业



省级守合同重信用企业
黑龙江省工商行政管理局



农业产业化
省级重点龙头企业
二OO五年十二月

National Leading Enterprise to Assist the Poor



国家扶贫龙头企业

Heilongjiang Provincial Contract-Abiding and Trustworthy Enterprise

Provincial Key Enterprise of Agricultural Industrialization

- AAA Credit Standing Enterprise of Heilongjiang Branch of China Agricultural Bank



- Suihua Municipal Top 10 Non-Public Ownership Enterprise

6. Industry and Market Analysis

China is the largest linen textile producer in the world.

- In 2008, the scale of flax spinning spindles were 1.10 million in the world, among which 800,000 were in China, accounting for 72.7%. And China's exports are growing at a steady pace.
- Since the founding of China Linen, the export market has experienced stable growth. And the export value of the company accounts for 5% of the total industry. Even under the current global recession, China Linen had an increasing trend in exports. In 2008, the export volume reached 12.84 million USD, with a CAGR of 38.6%. In 2009, the export volume reached 17.72 million USD, with a CAGR of 28.9%.



50
45
40
35
30
25
20
15
10
5
0
30.1
3
34.1
7
35
7.4
44.2
9.34
46.3
10.61
45
11.68
39.6
12.84
2002
2003
2004
2005
2006
2007
2008
Industry($10 million)
Company($million)

Statistics on Exports of Linen Industry and China Linen Company

6. Industry and Market Analysis

—— Current Industry & Export Situation

China's five largest linen yarn export markets are Italy, Korea, India, Turkey, and Belgium, representing 71.83% of the total linen yarn exports.


JAPAN, 4%
OTHERS, 16%
ITALY, 22%
HONG KONG, 6%
BELGIUM, 7%
KOREA, 17%
TURKEY, 11%
INDIA, 17%

Chart of Market Segmentation of China Linen Yarn Exportation

6. Industry and Market Analysis
—— Market Capacity

Bast-fibre products will become a worldwide trend of green consumption

- Within 5 to 10 years, the potential market demand for linen clothing and products worldwide will be more than 20 billion USD, of which the domestic market sale will be up to 4 billion USD.
- In 2008, the sale of China's above-scale linen textile and linen products manufacturers reached 450 million USD, going up 11.5% compared with the same period of last year.



190
250
330
380
450
2004
2005
2006
2007
2008

Sales Value of China's Linen Textile and Linen Products from 2004 to 2008

China Linen
中国亚麻

6. Industry and Market Analysis
——Customer Base

Diversified Customer Base

- Direct marketing mode
- Domestic and international markets each account for 50% market share
- Long-term loyal customers represent more than 70% of the total sales


MARKS & SPENCER
ZARA
MaxMara
LARUSMIANI
BOSS
HUGO BOSS
PEREGO
ORION
MERCAOREL
H&M
by the sea
MAX&Co.

- The top 10 customers' markets are in China, Italy, U.S.A Brazil, Belgium, Spain and Greece . Integral industrial chains, to support the production of the medium and high-end linen products

China Linen
中国亚麻

6. Industry and Market Analysis
——Industry Development Trend



- Market Localization
- Product Differentiations and Diversification
- Property Right Privatization
- "Linen Fashion " is becoming a new apparel trend
- Huge Domestic Market Potentials for Linen Consumption
- The "Structural Contradiction" of natural fiber raw materials provides opportunity for linen industry expansion
- China has accelerated the exploitation and utilization of non-cotton textile resources
- Cancellation of quota restrictions on China's textile products

China Linen
中国亚麻

6. Industry and Market Analysis ——Competitive Advantages





- The demand for linen fiber fabrics increased rapidly with an annual growth rate of 15% to 20%, which represents future growth
- From 2008 to 2015, the linen textile industry is expected to achieve an annual growth rate of 10%
- The market of linen industry is large, relatively scattered, and decentralized, especially for local enterprises needing to be consolidated
- China Linen has certain advantages in respects of technology, product quality and production cost.
- Advanced management and marketing mode will improve its overall competitiveness
- With lower labor cost in China, it is 50% lower than its international competitors
- Brand name “Fairy Deer”

China Linen 中国亚麻

7. Development Strategy

To double productivity in 5 years and form an extension to the upstream and downstream industrial chains

- To extend the industrial chain, complete the project of production line of yarn-dyed fabric within 1 year, and occupy home textile market
- To acquire a textile mill with a total of 5,000 spinning spindles and 100 looms within 3 years
- To establish a stable production base of raw materials in Europe

- While consolidating high-count yarn products, complete capacity expansion of lower-cost and higher-profit products, striving to double the productivity and implement resource consolidation
- Within 5 years, to shape complete industrial chain from up-end flax fiber raw materials to end production lines of linen dyeing, home textile and garments

- To develop Chinese market potential
- To acquire garment enterprises qualified to manufacture military supplies for supply of military fabrics, and enhance domestic market share
- To develop linen composite fiber and dominate high-end market

8. Financial Data and Projection
—— Historical Financial Date



Revenue ($ million)
CAGR : 39%
40
30
20
10
0
8.00
14.52
20.78
22.95
30.11
2005
2006
2007
2008
2009



Gross Profit ($ million)
CAGR : 45%
10
9
8
7
6
5
4
3
2
1
0
23.20%
2.02
32.64%
4.74
27.48%
5.71
23.09%
5.30
29.89%
9.00
2005
2006
2007
2008
2009



Net Income ($ million)
CAGR : 42%
7
6
5
4
3
2
1
0
18.75%
1.5
19.97%
2.9
19.68%
4.09
19.69%
4.52
20.13%
6.06
2005
2006
2007
2008
2009

The Company has very strong growth. Within five years it has achieved a CAGR of 39% in revenue, 45% in gross profit and 42% in net income respectively.

China Linen 中国亚麻

8. Financial Data and Projection
——Financial Projection in 2010



40
30
20
10
0
($ million)
19.69%
23.09%
20.13%
29.89%
24.45%
33.28%
4.52
5.30
22.95
6.06
9.00
30.11
9.31
12.67
38.07
2008
2009
2010
Net Income
Gross Profit
Revenue

Budget (us$, million)	2008	2009	2010E
Revenue	22.95	30.11	38.07
Gross Profit	5.30	9.00	12.67
Net Income	4.52	6.06	9.31
EPS ($)	0.22	0.30	0.46
			(Fully Diluted)

China Linen 中国亚麻

9. Investment Summary

- The largest linen textile manufacturer and distributor in China
- Construction of Yarn-dyed Fabric Factory Project, pioneering the linen home textile industry
- R&D of new products and performance remaining growth
- Completeness of the industry chain, promise of sustainable growth
- Experienced management team with unparalleled vision
- Strong support from Chinese government ensuring steady development and growth of the linen industry
- Developing Chinese market increasing the demand for linen products
- Exports ranks among the top 3 in China
- Demand outweighs supply producing an increase in income and potential future growth
- Company is growing rapidly with a share price that is severely undervalued



China Linen 中国亚麻

10. Peer Group Comparison

CTXIF share price undervalued when compared to peers

CTXIF PEER GROUP COMPARISON & VALUATION ANALYSIS

Company	ticker	price	Market Cap.	P/E (TTM)	Price to Sales (x)	Rev's (TTM)	Revs Per Share (TTM)	EPS (TTM)
China Linen Textile Industry , Ltd.	CTXIF	$1.56	31.5M	5.3x	1.05x	$30.1M	$1.49	$0.3
Anhui Huamao Textile Co.,Ltd.	SZSE:000850	$1.44	905.9M	125.5x	4.4x	$220.1M	$0.38	$0.01
Henan Xinye Textile Co., Ltd.	SZSE:002087	0.96	270M	67.5x	1.1x	$244.3M	$0.88	$0.01
Anhui Huafu Top Dyed Melange Yarn Co., Ltd.	SZSE:002042	$2.69	632.4M	14.5x	1.7x	$367.5M	$2.77	$0.19
Weiqiao Textile Co., Ltd.	SEHK:2698	$0.65	780.4M	7.5x	0.4x	$2041.2M	$1.71	$0.09
Peer Average		$1.44	647.2M	53.8x	1.9x	$718.3M	$1.43	$0.07

Data as of February 19,2010

Investor Relations: RedChip
Dave Gentry: President
Phone: 1-800-RED-CHIP
Email: Dave@RedChip.com
Web site: www. redchip.com

Auditor: UHY

China Linen
中国亚麻

James Shaofeng Qi: Chief Financial Officer
Mobile : 86-13910934932
Email: Jamesqi@china-linen.net
tsinghuaqi@sina.com

Helena Yang: Manager Assistant
Mobile : 86-13936134173
Email: helenayang@china-linen.net

Web site: www.china-linen.net

China Linen Textile Industry, Ltd.

